UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Report dated June 23, 2000

                              TOWNPAGESNET.COM PLC
                             11 MARKET SQUARE, ALTON
                             HAMPSHIRE, GU34 1HD, UK
                              (011) 44 1420 543 468

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                             FORM 20-F /X/ FORM 40-F/_/

  Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                   YES /_/ NO /X/

    If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                       N/A

                                Page 1 of 5 Pages

                         Exhibit Index Appears on Page 3


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                              TOWNPAGESNET.COM PLC

                                TABLE OF CONTENT
                                                                  PAGE

      Item 5.  Other Events.........................................3
      Item 7.  Exhibits.............................................3
               Exhibit Index........................................3
      Signatures....................................................4
      Exhibit 99.1..................................................5














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


                           CURRENT REPORT ON FORM 6-K

                              TOWNPAGESNET.COM PLC

                                 June 23, 2000

REPORT ON FORM 6-K TOWNPAGESNET.COM PLC

This Report on Form 6-K contains information substantially similar to what TownPagesNet.com plc, a corporation organized and existing under the laws of England and Wales ("TownPages"), would have filed on a Current Report on Form 8-K under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") if TownPages was a United States corporation filing reports under the Exchange Act.

Item 5.   OTHER EVENTS.


On June 21, 2000, TownPagesNet.com plc announced that it has confirmed Robert Bradshaw as the Chief Executive Officer of TownPagesNet.com plc and the resignation of Nigel Talbot Ponsonby, a non-executive director from the Board. The press release is filed as an exhibit to this Report on Form 6-K.

Item 7. EXHIBITS



(c) Exhibits.

Exhibit Number                       Description
--------------                       -----------

99.1                                 Press Release dated June 21, 2000





                                  Exhibit Index
                                  -------------


 Exhibit Number                       Description
---------------                       -----------

99.1                                 Press Release dated June 21, 2000*





---------------------
* filed herewith



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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

Dated:  June 23, 2000

                                        REGISTRANT:
                                        TOWNPAGESNET.COM PLC


                                        By:/s/Richard I. Walker
                                           ---------------------
                                           Richard I. Walker
                                           Chief Financial Officer










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